UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                    Ipex Inc.
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                                (Name of Issuer)


                         Common Stock, $0.001 par value
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                           (Title of Class Securities)


                                  44982 T 10 6
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                                 (CUSIP Number)

                             Milton "Todd" Ault, III
                  Ault Glazer Bodnar Investment Management, LLC
            1800 Century Park East, Suite 200, Los Angeles, CA 90067
                                 (310) 895-7778
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 12, 2006
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 pages

CUSIP No.  44982 T 10 6

                                  SCHEDULE 13D



     1. Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Ault Glazer Bodnar Investment Management LLC
         95-4696208
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     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)  |X|
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     3. SEC Use Only
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     4. Source of Funds (See Instructions) OO
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     5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)  [ ]
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     6. Citizenship or Place of Organization Delaware
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                    7.  Sole Voting Power      0
Number of Shares    ------------------------------------------------------------
Beneficially        8.  Shared Voting Power 1,102,355
Owned by Each       ------------------------------------------------------------
Reporting Person    9.  Sole Dispositive Power 0
With:               ------------------------------------------------------------
                    10. Shared Dispositive Power 1,102,355
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     11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,102,355
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11) Approximately 7.4% (based upon 14,944,721 shares outstanding as of April 21, 2006, as disclosed in Ipex Inc.'s quarterly report to shareholders on Form 10QSB, as filed with the SEC on June 9, 2006)
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     14. Type of Reporting Person (See Instructions)
         IA/HC
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                                Page 2 of 8 pages

CUSIP No.  44982 T 10 6

                                  SCHEDULE 13D

     1. Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Milton C. Ault, III
--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)  |X|
--------------------------------------------------------------------------------
     3. SEC Use Only
--------------------------------------------------------------------------------
     4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6. Citizenship or Place of Organization USA
--------------------------------------------------------------------------------
                    7.  Sole Voting Power       0
Number of Shares    ------------------------------------------------------------
Beneficially        8.  Shared Voting Power 1,102,355
Owned by Each       ------------------------------------------------------------
Reporting Person    9.  Sole Dispositive Power 0
With:               ------------------------------------------------------------
                    10. Shared Dispositive Power 1,102,355
--------------------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,102,355
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11) Approximately 7.4% (based upon 14,944,721 shares outstanding as of April 21, 2006, as disclosed in Ipex Inc.'s quarterly report to shareholders on Form 10QSB, as filed with the SEC on June 9, 2006).
--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions)
         IN
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                                Page 3 of 8 pages

Ault Glazer Bodnar Investment Management LLC, a Delaware limited liability company ("Adviser") and Milton C. Ault, III ("Ault"), pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), hereby file this Schedule 13D (the "Statement") with the Securities and Exchange Commission (the "SEC"). The Adviser and Ault are collectively referred to herein as the "Reporting Persons".

Item 1.       Security and Issuer

This Statement relates to the Common Stock, $0.001 par value (the "Common Stock"), issued by Ipex, Inc. ("Ipex"), a Nevada corporation. The principal executive offices of Ipex are located at 7825 Fay, Suite 200, La Jolla, CA 92037.

Item 2.       Identity and Background

The Reporting Persons are as follows:

Name: Ault Glazer Bodnar Investment Management LLC
Place of Organization: Delaware
Principal Business: Investment Adviser
Address: 1800 Century Park East, Suite 200, Los Angeles, CA 90067
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None

Name: Milton C. Ault, III
Address: 1800 Century Park East, Suite 200, Los Angeles, CA 90067
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Pursuant to Rule 13d-3 of the 1934 Act, the Adviser may be deemed to beneficial own approximately 1,102,355 shares of Ipex Common Stock held by certain individually managed accounts and private investment funds (the "Advisory Clients") over which Adviser holds discretionary voting and investment authority. Adviser disclaims beneficial ownership of all shares of Ipex Common Stock held on behalf of such Advisory Clients.

Ault is the Chief Investment Officer of the Adviser and a director of Ipex. As a result, pursuant to Rule 13d-3 of the 1934 Act, Ault may be deemed to beneficially own the shares of Ipex Common Stock beneficially owned by the Adviser as a result of the executive positions he holds with such entity. Mr. Ault disclaims beneficial ownership over all shares of Ipex Common Stock imputed to him by virtue of his respective positions with the Adviser. Ault does not own any shares in Ipex personally.

Based upon Ault's position with the Adviser, and pursuant to Rule 13d-5(b) of the 1934 Act, each of the Adviser and Ault may be deemed to be acting as a group for the purpose of acquiring, holding, voting or disposing of shares of Ipex Common Stock. As a result, each Reporting Person may individually be deemed to beneficially own the aggregate number of shares of Ipex Common Stock collectively held by all of the Reporting Persons. Each of Ault and the Adviser disclaim beneficial ownership of all shares of Ipex Common Stock imputed to them by virtue of their designation as members of a group under Rule 13d-5(b) of the 1934 Act.

Item 3.       Source and amount of Funds or other Consideration

The aggregate amount of funds used by Adviser to purchase shares of Ipex Common Stock was approximately $1,929,121.25. Such amount was derived from Advisory Clients.

                                Page 4 of 8 pages

Item 4.       Purpose of Transaction

On November 11, 2005, Ipex filed its quarterly report on Form 10QSB with the SEC (the "November 10QSB"), in which it disclosed that the total outstanding shares of Common Stock as of October 19, 2005 was 28,195,566. As of that date, the Reporting Persons beneficially owned approximately 3.9% of the Common Stock of Ipex. On May 11, 2006, Ipex filed its annual report on Form 10KSB with the SEC (the "May 10KSB"), in which it disclosed that the total outstanding shares of Common Stock as of April 21, 2006 was 14,944,721. Based on the May 10KSB, as a result of the decrease in total outstanding shares of Common Stock of Ipex, the Reporting Persons may be deemed to beneficially own approximately 7.4%.

The Reporting Persons are filing this Schedule 13D to reflect the increase in the Reporting Persons' relative beneficial ownership of the Issuers' outstanding shares of Common Stock above five percent, resulting from the reduction in the Issuers total outstanding shares, as required by Rule 13d-1(a) of the 1934 Act.

Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of Ipex from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also dispose of shares of Common Stock of Ipex from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Person or persons affiliated therewith may also enter into transactions directly with Ipex with respect to the acquisition or disposition of shares, or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to Ipex and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

Item 5.       Interest in Securities of the Issuer

(a) Pursuant to Rule 13d-5(b) of the 1934 Act, each Reporting Person may be deemed as an individual to beneficially own the aggregate number of shares held by the Reporting Persons as a group. As a result, each Reporting Person may be deemed to beneficially own, as of the date hereof, approximately 1,102,355 shares of Ipex Common Stock, representing approximately 7.4% of Ipex's total number of outstanding shares. The percentage of Common Stock owned, as reported in this Statement, was calculated based upon the total number of outstanding shares of Common Stock as of April 21, 2006 (14,944,721) as disclosed by Ipex in its quarterly report to shareholders on Form 10QSB, as filed with the SEC on June 9, 2006, which represents the most recent available public filing containing such information.

(b) The respective responses of each Reporting Person to Items 7 through 11 set forth on the cover page of this Statement, which relate to beneficial ownership of shares of the Ipex Common Stock, are incorporated herein by reference.

(c) Below is a list of each transaction in shares of Ipex Common Stock that involved a Reporting Person during the previous sixty days.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                 Transaction  Amount Bought Transaction  Broker
                     Name                     Transaction Date      Company         Type         or Sold       Price
-------------------------------------------------------------------------------------------------------------------------------
Ault Glazer Bodnar Investment Management, LLC    03/23/2006        Ipex Inc.         Buy          7,000       $0.7000     BEST
Ault Glazer Bodnar Investment Management, LLC    03/30/2006        Ipex Inc.         Buy          5,000       $0.8100     BEST
Ault Glazer Bodnar Investment Management, LLC    04/04/2006        Ipex Inc.         Buy          5,000       $0.8800     BEST
Ault Glazer Bodnar Investment Management, LLC    04/05/2006        Ipex Inc.         Buy          2,000       $0.8800     BEST
Ault Glazer Bodnar Investment Management, LLC    05/12/2006        Ipex Inc.         Buy          5,000       $0.5200     BEST

                                Page 5 of 8 pages

(d)      Not Applicable.

(e)      Not Applicable.

tem 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth in this Statement, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of Ipex.


Item 7.       Material to Be Filed as Exhibits

Exhibit A:  Joint Filing Agreement Pursuant to Rule 13d-1



























                                Page 6 of 8 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 15, 2006

                                            Ault Glazer Bodnar Investment
                                            Management LLC


                                            /s/ Milton C. Ault III
                                            ------------------------------------
                                            Milton C. Ault, III, Manager



                                            Milton C. Ault, III


                                            /s/ Milton C. Ault III
                                            ------------------------------------














                                Page 7 of 8 pages

                                    EXHIBIT A
                                    ---------

                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------


This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  June 15, 2006

                                            Ault Glazer Bodnar Investment
                                            Management LLC


                                            /s/ Milton C. Ault III
                                            ------------------------------------
                                            Milton C. Ault, III, Manager



                                            Milton C. Ault, III


                                            /s/ Milton C. Ault III
                                            ------------------------------------












                                Page 8 of 8 pages